Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 22, 2021

VIA EDGAR AND FEDERAL EXPRESS

Jane Park

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SOAR Technology Acquisition Corp.

Registration Statement on Form S-1

Filed February 18, 2021

File No. 333-253273

Dear Ms. Park:

On behalf of SOAR Technology Acquisition Corp., a Cayman Islands exempted company (the “Company”), we hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with exhibits, marked to indicate changes from the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2021.

Amendment No. 1 reflects changes made in response to a comment received in a letter from the Staff of the Commission (the “Staff”), dated March 18, 2021, and certain other updates. Set forth below is the Company’s response to the Staff’s comment.

For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto. References in the response to page numbers are to Amendment No. 1.

Registration Statement on Form S-1

Risk Factors

Our warrant agreement will designate the courts of the State of New York or the United States District Court..., page 79

1.	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response: The Company has revised the risk factor in response to the Staff’s comment. Please see page 80 of Amendment No. 1.

Jane Park

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

March 22, 2021

*                 *                 *

If you have any questions regarding Amendment No. 1 or the response contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3434.

Sincerely,

/s/ Christopher J. Cummings

cc:	Franklin Wyman

Kate Tillan

Ada D. Sarmento

Securities and Exchange Commission.

Joe Poulin

Vicky Bathija

Mark J. Coleman

SOAR Technology Acquisition Corp.

Joel L. Rubinstein

Elliott M. Smith

White & Case LLP

Steve Centa

Paul, Weiss, Rifkind, Wharton & Garrison LLP